Exhibit 1

The Bank of New York Mellon Trust Company, N.A.

Trustee for Pacific Coast Oil Trust

601 Travis, Floor 16

Houston, Texas 77002

Attn: Ms. Sarah Newell

Vice President

October 2, 2024

Dear Ms. Newell,

As you know from our many public letters, we believe that none of the Developed Properties Asset Retirement Obligation (ARO) is permitted by the Conveyance Agreement to be assessed to the Trust, that if any such ARO were assessable to the Trust it could only be pro rata for the amount of production occurring after the Conveyance, and that any assessable amounts would be amortized on a units-of-production basis consistent with ASC 410.20.

Nevertheless, it was with interest and alarm that we tracked down a copy of Exhibit Di to the Conveyance Agreement, i.e. the list of wells actually conveyed to the Trust in 2012. The well counts in that document differ dramatically from the well counts used in the Moss Adams reportii, which report remains the basis for various ARO representations made by you in the Trust’s monthly Forms 8-K. Just among the Developed Properties, there appear to be 90 wells—representing tens of millions of dollars of ARO—included in the Moss Adams report that were not actually conveyed to the trust. Given that PCEC’s former CEO alleged the existence of a scheme to impoverish the Trust by creating fictitious ARO, we naturally wonder if these 90 extra wells are also disproportionately expensive wells to plug and abandon.

Of course, we cannot know if the recent engagement with Cornerstone has proceeded from more accurate data than was originally provided to Moss Adams. Still, given the centrality of the Moss Adams report to the alleged scheme, it seems worth addressing the well count discrepancy and making both the Moss Adams report and Exhibit D of the Conveyance Agreement available to all Unitholders on Form 8-K.

Sincerely,

Carson Mitchell	Tim Eriksen
Managing Member	Managing Member
Shipyard Capital Management LLC	Cedar Creek Partners LLC
carson@shipyardcapital.com	tim@eriksencapital.com

i Santa Barbara County Clerk-Recorder document No. 2012-0052816

ii Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Declaration of Robert Foss, Exhibit 4, uploaded to docket on www.lacourt.org on 30 August 2021